Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONTINUING CONNECTED TRANSACTION UNDER

THE 2024 SERVICES PURCHASING AGREEMENT

INTRODUCTION

Reference is made to the section headed “Connected Transactions” in the Listing Document, in relation to, among others, the continuing connected transactions contemplated under the 2023 Services Purchasing Agreement.

The Group has renewed the 2023 Services Purchasing Agreement by entering into the 2024 Services Purchasing Agreement with Ping An Insurance on March 21, 2024 for a term commencing from March 21, 2024 to December 31, 2024.

LISTING RULES IMPLICATIONS

Ping An Insurance, through its subsidiaries holds approximately 41.4% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2024 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2024 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the section headed “Connected Transactions” in the Listing Document, in relation to, among others, the continuing connected transactions contemplated under the 2023 Services Purchasing Agreement.

The Group has renewed the 2023 Services Purchasing Agreement by entering into the 2024 Services Purchasing Agreement with Ping An Insurance on March 21, 2024 for a term commencing from March 21, 2024 to December 31, 2024.

2024 SERVICES PURCHASING AGREEMENT

Principal terms

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on March 21, 2024 (the “2024 Service Purchasing Agreement”), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The term of the 2024 Services Purchasing Agreement has commenced on March 21, 2024 and will end on December 31, 2024. The estimated service fees payable by us to Ping An Insurance under the 2024 Services Purchasing Agreement amount to RMB37.14 million, subject to the actual services provided. Such service fees will be payable by Ping An Puhui Enterprises Management to Ping An Insurance on a quarterly basis.

Reasons for and benefits of the transaction

Since our establishment, we have been purchasing a variety of services from Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, Ping An Insurance has acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with Ping An Insurance, Ping An Insurance is capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2024 Services Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The service fees payable under the 2024 Services Purchasing Agreement is determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%.

Historical amounts

The historical transaction amounts paid by Ping An Puhui Enterprises Management to Ping An Insurance in respect of the above purchase of services for each of the three years ended December 31, 2023 were RMB42.7 million, RMB31.0 million and RMB36.9 million, respectively.

Annual cap and basis of cap

The annual cap of the service fees payable by us under the 2024 Services Purchasing Agreement for the year ending December 31, 2024 is RMB37.14 million. The annual cap is determined with reference to the service fees payable by Ping An Puhui Enterprises Management to Ping An Insurance under the 2023 Services Purchasing Agreement and our expected demand for their products and services taking into account the expected development in our business and operational scale.

INFORMATION OF THE PARTIES

The Company is a leading financial services enabler for SBOs in China and it offers financing products designed principally to address the needs of SBOs. The Group is currently primarily engaged in the business of enablement of loans in China. The Group has established relationships with financial institutions in China as funding and credit enhancement partners to enable general unsecured loans and secured loans under its core retail credit and enablement business model. The Group also enables consumer finance loans through its consumer finance subsidiary.

Ping An Puhui Enterprises Management, our wholly-owned subsidiary, was established in the PRC on July 7, 2015. It primarily engages in the provision of enterprise management service.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Hong Kong Stock Exchange (stock code: 2318) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Group is a leading retail financial services group and their operations span across insurance, banking, asset management and technology businesses.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the terms of the 2024 Services Purchasing Agreement were determined after arm’s length negotiation, and the transactions contemplated thereunder (including the annual cap for the year ending December 31, 2024) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director, an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director, and the senior vice president of Ping An Insurance), and Mr. Yuqiang HUANG (a non-executive Director, and the person-in-charge of auditing and the general manager of the audit and supervision department of Ping An Insurance) are deemed or may be perceived to have a material interest in the 2024 Services Purchasing Agreement, and as a result have abstained from voting on the relevant Board resolution to approve the 2024 Services Purchasing Agreement and the transactions contemplated thereunder. Saved and except for the aforesaid, none of the Directors has any material interest in the transactions contemplated under the 2024 Services Purchasing Agreement and was required to abstain from voting on the relevant Board resolution.

LISTING RULES IMPLICATIONS

Ping An Insurance, through its subsidiaries, holds approximately 41.4% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2024 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2024 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Hong Kong Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Document”	the listing document of the Company dated April 11, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保 險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318)

“Ping An Puhui Enterprises Management”	Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管 理有限公司), a company established in the PRC on July 7, 2015 and our wholly-owned subsidiary

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“SBOs”	small business owners

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2023 Services Purchasing Agreement”	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An insurance on December 30, 2022

“2024 Services Purchasing Agreement”	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An insurance on March 21, 2024

“%”	per cent
By order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, March 21, 2024

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.